Exhibit 99.3

OMITTED INFORMATION IS THE SUBJECT OF A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 24B-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

November 13, 2007

Æterna Zentaris GmbH

D-60314 Frankfurt/Main

Germany

Attn: Professor Engel

Re: First Amendment to License and Cooperation Agreement for Perifosine

Dear Dr. Engel,

Æterna Zentaris GmbH (formerly Zentaris AG) and AOI Pharma, Inc., a wholly-owned subsidiary of Keryx Biopharmaceuticals, Inc. are parties to a License and Cooperation Agreement for Perifosine dated September 18, 2002 (the “Agreement”). The parties wish to amend the Agreement as follows:

Section 4.2(i) of the Agreement is deleted in its entirety and replaced with the following:

“Upon the earlier to occur of: (i) completion of the first Phase II study for Perifosine conducted by AOI, its Affiliates or sublicensees, or (ii) December 31, 2007.

[**** ******* ********(1)].

Please indicate your acceptance of this First Amendment by signing below and returning one fully-executed copy to me.

Sincerely yours,

/s/ I. Craig Henderson

I. Craig Henderson

President

AGREED & ACCEPTED

Æterna Zentaris GmbH

By:	/s/ Juergen Engel	By:	/s/ Matthias Seeber

Title:	Managing Director	Title:	Managing Director

Date:	November 29, 2007	Date:	November 29, 2007

(1) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission.